J.P.Morgan

Insight Notes Linked to the J.P. Morgan Value Focus Basket (Jan 2021)

The following is a summary of the terms of the notes offered by the preliminary pricing supplement hyperlinked below.

Summary of Terms

Issuer:	JPMorgan Chase Financial Company LLC
Guarantor:	JPMorgan Chase & Co.
Minimum Denomination:	$1,000
Basket:	J.P. Morgan Value Focus Basket (Jan 2021) (the "Basket"), an equally weighted basket consisting of 22 Reference Stocks of U.S.-listed companies that may fit a value investment strategy, as specified under Annex A
Pricing Date:	January 15, 2021
Observation Date:	February 15, 2022
Maturity Date:	February 18, 2022
Basket Deduction:	1.00%
Payment At Maturity:	At maturity you will receive a cash payment, for each $1,000 principal amount note, calculated as follows: $1,000 × (1 + Basket Return – Basket Deduction) In no event, however, will the payment at maturity be less than $0. *If the Final Basket Value is less than or equal to the Initial Basket Value or does not exceed the Initial Basket Value by 1.00%, you will lose some or all of your principal amount at maturity.*
CUSIP:	48132PP65
Preliminary Pricing Supplement:	http://sp.jpmorgan.com/document/cusip/48132PP65/doctype/Product_Termsheet/document.pdf

For more information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above.

Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

The "total return" as used above is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.

The hypothetical returns shown above apply only at maturity. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

Hypothetical Total Returns



Note Performance
Basket Performance
$1,500
$1,400
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
Payment at Maturity
-50%
-40%
-30%
-20%
-10%
0%
10%
20%
30%
40%
50%
Basket Return

Final Basket Value	Basket Return	Total Return on the Notes
165.00	65.00%	64.00%
140.00	40.00%	39.00%
120.00	20.00%	19.00%
110.00	10.00%	9.00%
105.00	5.00%	4.00%
101.00	1.00%	0.00%
100.50	0.50%	-0.50%
100.00	0.00%	-1.00%
95.00	-5.00%	-6.00%
90.00	-10.00%	-11.00%
80.00	-20.00%	-21.00%
60.00	-40.00%	-41.00%
40.00	-60.00%	-61.00%
20.00	-80.00%	-81.00%
1.00	-99.00%	-100.00%
0.00	-100.00%	-100.00%

Insight Notes Linked to the J.P. Morgan Value Focus Basket (Jan 2021)

Selected Risks

- Your investment in the notes may result in a loss. The notes do not guarantee any return of principal.
- The Basket Deduction will reduce the return on the notes at maturity.
- Any payment on the notes is subject to the credit risks of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. Therefore the value of the notes prior to maturity will be subject to changes in the market's view of the creditworthiness of JPMorgan Chase Financial Company LLC or JPMorgan Chase & Co.
- The notes are subject to the risks of correlation (or lack of correlation) of the Reference Stocks.
- No interest payments, dividend payments or voting rights.
- The investment strategy represented by the Basket may not be successful.
- The Reference Stocks are concentrated in the consumer discretionary and energy sectors.
- In some circumstances, the payment you receive on the notes may be based on the value of cash securities (including securities of other issuers) or other property distributed to holders of a Reference Stock upon the occurrence of a reorganization event.
- The anti-dilution protection for the Reference Stocks are limited.
- As a finance subsidiary, JPMorgan Chase Financial Company LLC has no independent operations and has limited assets.

Selected Risks (continued)

- The estimated value of the notes will be lower than the original issue price (price to public) of the notes.
- The estimated value of the notes is determined by reference to an internal funding rate.
- The estimated value of the notes does not represent future values and may differ from others' estimates.
- The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period.
- Lack of liquidity: J.P. Morgan Securities LLC (who we refer to as JPMS) intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.
- Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline.
- The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.

The risks identified above are not exhaustive. Please see "Risk Factors" in the prospectus supplement and the applicable product supplement and "Selected Risk Considerations" in the applicable preliminary pricing supplement for additional information.

Additional Information

SEC Legend: JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. have filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement and preliminary pricing supplement if you so request by calling toll-free 1-866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisers as to these matters.
This material is not a product of J.P. Morgan Research Departments.

Free Writing Prospectus Filed Pursuant to Rule 433, Registration Statement Nos. 333-236659 and 333-236659-01

Insight Notes Linked to the J.P. Morgan Value Focus Basket (Jan 2021)

Annex A

Reference Stock	Bloomberg Ticker Symbol	Stock Weight
Common stock of CACI International Inc	CACI	1/22
Common stock of Caterpillar Inc.	CAT	1/22
Common stock of DuPont de Nemours, Inc.	DD	1/22
Common stock of Northrop Grumman Corporation	NOC	1/22
Common stock of American Axle & Manufacturing Holdings, Inc.	AXL	1/22
Common stock of BJ's Wholesale Club Holdings, Inc.	BJ	1/22
Common stock of General Motors Company	GM	1/22
Common stock of McDonald's Corporation	MCD	1/22
Class A shares of MGM Growth Properties LLC	MGP	1/22
Common stock of The Michaels Companies, Inc.	MIK	1/22
Common shares of PulteGroup, Inc.	PHM	1/22
Common stock of Reynolds Consumer Products Inc.	REYN	1/22
Common stock of TreeHouse Foods, Inc.	THS	1/22
Common stock of Cabot Oil & Gas Corporation	COG	1/22
Common units of Enterprise Products Partners L.P.	EPD	1/22
Common stock of PDC Energy, Inc.	PDCE	1/22
Common stock of Phillips 66	PSX	1/22
Non-Voting common stock of Eaton Vance Corp.	EV	1/22
Common stock of Lincoln National Corporation	LNC	1/22
Common stock of OneMain Holdings, Inc.	OMF	1/22
Common stock of UDR, Inc.	UDR	1/22
Common stock of AbbVie Inc.	ABBV	1/22